Mail Stop 4561

July 18, 2007

Via U.S. Mail and Fax (011-41-43-3174420)
Mr. Michel Demaré
Chief Financial Officer
ABB Ltd.
Affolternstrasse 44
CH-8050 Zurich, Switzerland

> RE: **ABB Ltd.**
> **Form 20-F for the period ended December 31, 2006**
> **Filed April 18, 2007**
> **File No. 1-16429**

Dear Mr. Demaré:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5 - Operating and Financial Review and Prospects, page 37

Performance Measures, page 49

1.   We note your use of the non-GAAP measure EBIT, both in this section and on the face of your financial statements. Your disclosure does not appear to meet all the requirements of Item 10(e) of regulation S-K and the presentation of EBIT on the face of the financial statements is in violation of Item 10(e)(ii)(C) of Regulation S-K. Please revise your

        filing or tell use how you have complied with the referenced guidance or why the guidance is inapplicable in these instances.

*   *   *   *

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3629 with any questions.

                          Sincerely,

                          Kevin R. Woody
                          Branch Chief